

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2015

Via E-mail
Kathleen A. Bayless
Senior Vice President, Chief Financial Officer, and Treasurer
Synaptics Incorporated
1251 McKay Drive
San Jose, CA 95131

> **Re: Synaptics Incorporated**
> **Form 10-K for the Fiscal Year Ended June 28, 2014**
> **Filed August 22, 2014**
> **File No. 000-49602**

Dear Ms. Bayless:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief